

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

Mr. Terry Rathert
Senior Vice President and Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 2020
Houston, TX 77060

> **Re:** **Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-12534**

Dear Mr. Rathert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen